SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For December 28, 2007
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1) The Press Release issued on December 28, 2007.

CORPORATE COMMUNICATIONS
PRESS RELEASE
Amsterdam, 28 December 2007
ING to sell NRG to Berkshire Hathaway
ING Group announced today that it has reached an agreement with Berkshire Hathaway Group to sell its reinsurance unit NRG N.V. for approximately EUR 300 million. The sale is part of ING’s strategy to focus on its core insurance, banking and asset management businesses.
NRG was established in 1968 as Nederlandse Reassurantie Groep, as a result of the merger of the two main Dutch reinsurance companies at the time, Algemeene Herverzekering Maatschappij and Universeele Reassurantie Maatschappij. ING became majority shareholder in 1974 and the sole owner in 1991, following the acquisition of Victory Reinsurance Company. ING decided in 1993 to run off NRG, stopping the underwriting of new business. Since then, NRG’s life reinsurance subsidiaries were sold and a number of the remaining insurance liabilities were successfully settled.
The acquisition will be made by one of the insurance companies within the Berkshire Hathaway Group. The sale for approximately EUR 300 million will result in a capital loss after tax of around EUR 100 million for ING in 2007 and an improvement of 47 basis points of the debt / equity ratio of ING Group in 2008. The transaction is subject to regulatory approval and is expected to close in the first half of 2008.
Press enquiries
Raymond Vermeulen
ING Group
+31 20 5415682
raymond.vermeulen@ing.com
Profile ING
ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 75 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 120,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Corporate Control & Finance

By:	/s/ W. A. Brouwer
W. A. Brouwer
Assistant General Counsel

Dated: December 28, 2007